Filed pursuant to Rule 424(b)(3)
File No. 333-255877

PROSPECTUS SUPPLEMENT
(To Prospectus dated June 7, 2021
and Prospectus Supplements dated June 11, 2021, July 20, 2021, August 17, 2021, September 17, 2021, October 19, 2021, November 18, 2021 and December 14, 2021)	December 17, 2021

OFS Credit Company, Inc.
$70,000,000
Common Stock
This prospectus supplement supplements the prospectus supplements dated June 11, 2021 (the “First Prospectus Supplement”), the prospectus supplement dated July 20, 2021 (the “Second Prospectus Supplement”), the prospectus supplement dated August 17, 2021 (the “Third Prospectus Supplement”), the prospectus supplement dated September 17, 2021 (the “Fourth Prospectus Supplement”), the prospectus supplement dated October 19, 2021 (the “Fifth Prospectus Supplement”), the prospectus supplement dated November 18, 2021 (the “Sixth Prospectus Supplement”), the prospectus supplement dated December 14, 2021 (the “Seventh Prospectus Supplement”) and the accompanying prospectus thereto, dated June 7, 2021 (the “Base Prospectus,” together with the First Prospectus Supplement, the Second Prospectus Supplement, the Third Prospectus Supplement, the Fourth Prospectus Supplement, the Fifth Prospectus Supplement, the Sixth Prospectus Supplement, the Seventh Prospectus Supplement and this prospectus supplement, the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, as amended by Amendment No. 1 thereto, dated March 16, 2021, Amendment No. 2 thereto, dated April 22, 2021, Amendment No. 3 thereto, dated June 8, 2021, and Amendment No. 4 thereto, dated December 7, 2021, with Ladenburg Thalmann & Co. Inc. (the “Equity Distribution Agreement”). The disclosure in this prospectus supplement supersedes disclosure elsewhere in the Prospectus to the extent such disclosure is inconsistent with the disclosure herein.
You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus.
The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.
PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING
From January 24, 2020 to December 16, 2021, we sold a total of 2,494,006 shares of common stock at a weighted average price of $14.24 per share under the Equity Distribution Agreement (the “At-the-Market offering”). The net proceeds as a result of these sales of common stock were approximately $35.1 million after deducting commissions and fees. Pursuant to Amendment No. 2 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $50.0 million. Pursuant to Amendment No. 4 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $70.0 million (which amount includes all of the shares previously sold pursuant to the Equity Distribution Agreement to date).

RECENT DEVELOPMENTS

Series E Preferred Stock Offering
On December 1, 2021, we announced the pricing of an underwritten public offering of 1,220,000 shares of 5.25% Series E Term Preferred Stock due 2026 (the “Series E Preferred Shares”) at a public offering price of $25.00 per share, raising $30.5 million in gross proceeds. In addition, we granted the underwriters a 30-day option to purchase up to an additional 180,000 Series E Preferred Shares on the same terms and conditions to cover overallotments, if any. The Series E Preferred Shares were delivered on December 8, 2021. On December 15, 2021, the underwriters exercised their option to purchase an additional 180,000 Series E Preferred Shares at $25.00 per share, raising an additional $4.5 million in gross proceeds.

ANNUAL REPORT TO STOCKHOLDERS

On December 17, 2021, the Company filed an amendment to its Annual Report to stockholders for the fiscal year ended October 31, 2021, which was filed with the SEC on December 14, 2021. The text of the amendment to the Annual Report is attached hereto and is incorporated herein by reference.

EXPLANATORY NOTE

OFS Credit Company, Inc. (the “Company”) is filing an amendment to its Annual Report on Form N-CSR for the fiscal year ended October 31, 2021, which was filed with the SEC on December 14, 2021 (the “Form N-CSR”).
The purpose of this amended Form N-CSR/A (the “Amendment”) is to include Exhibit 23.1, Exhibit 99.1 and the below supplemental information. New certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 are also included.
Unaffected parts or exhibits of the Form N-CSR are not included herein. Information not affected by the Amendment remain unchanged. Furthermore, this Amendment should be read in conjunction with the Form N-CSR and any subsequent filings with the SEC.

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm with respect to the Company
99.1	Report of Independent Registered Public Accounting Firm

SUPPLEMENTAL INFORMATION

FEES AND EXPENSES
The following table is intended to assist you in understanding the costs and expenses that you will bear directly or indirectly as a stockholder. However, we caution you that some of the percentages indicated in the table below are estimates and may vary. The following table should not be considered a representation of our future expenses. Actual expenses may be greater or less than shown.

Stockholder Transaction Expenses (as a percentage of the offering price)
Sales load(1)	—
Offering expenses borne by the Company(2)	—
Distribution reinvestment plan expenses(3)	$15.00
Total stockholder transaction expenses	—
Estimated Annual Expenses (as a percentage of net assets attributable to common stock):
Base management fee(4)	2.59%
Incentive fees payable under our investment advisory agreement (20% of Pre-Incentive Fee Net Investment Income, subject to hurdle)(5)	2.58%
Interest payments on borrowed funds(6)	3.70%
Other expenses(7)	2.20%
Total annual expenses(8)	11.07%
(1)     In the event that the securities to which this Prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will disclose the applicable sales load and the “Example” below will be updated accordingly.
(2)     The prospectus supplement corresponding to each offering will disclose the applicable offering expenses and total stockholder transaction expenses as a percentage of the offering price.
(3)     The expenses of the DRIP are included in “other expenses.” The plan administrator’s fees are paid by us. There are no brokerage charges or other charges to stockholders who participate in the plan except that, if a participant elects by written notice to the plan administrator to have the plan administrator sell part or all of the shares held by the plan administrator in the participant’s account and remit the proceeds to the participant, the plan administrator is authorized to deduct a $15.00 transaction fee plus a $0.10 per share brokerage commission from the proceeds. See “Item 1. Report to Stockholders—Distribution Reinvestment Plan” in our Annual Report on Form N-CSR, filed on December 14, 2021.
(4)    The base management fee referenced in the table above is based on actual base management fees incurred by us during the three months ended October 31, 2021, annualized for a full year, and our actual leverage and net asset value as of October 31, 2021. We have agreed to pay the Advisor as compensation under the Investment Advisory Agreement a base management fee at an annual rate of 1.75% of our Total Equity Base, which means the NAV of shares of our common stock and the paid-in capital of our preferred stock, if any. These management fees are paid by our stockholders and are not paid by the holders of preferred stock, or the holders of any other types of securities that we may issue. See “Item 1. Report to Stockholders—Note 3 Related Party Transactions” in our Annual Report on Form N-CSR, filed on December 14, 2021.
(5)    We have agreed to pay the Advisor as compensation under the Investment Advisory Agreement a quarterly incentive fee equal to 20% of our “Pre-Incentive Fee Net Investment Income” for the immediately preceding quarter, subject to a quarterly preferred return, or hurdle, of 2.00% of our NAV (8.00% annualized) and a catch-up feature. Pre-Incentive Fee Net Investment Income includes accrued income that we have not yet received in cash. No incentive fee is payable to the Advisor on realized capital gains. The incentive fee is paid to the Advisor as follows:
•no incentive fee in any calendar quarter in which our Pre-Incentive Fee Net Investment Income does not exceed the hurdle of 2.00% of our NAV;

•100% of our Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the hurdle but is less than 2.50% of our NAV in any calendar quarter (10.00% annualized). We refer to this portion of our Pre-Incentive Fee Net Investment Income (which exceeds the hurdle but is less than 2.50% of our NAV) as the “catch-up.” The “catch-up” is meant to provide the Advisor with 20% of our Pre-Incentive Fee Net Investment Income as if a hurdle did not apply if Pre-Incentive Fee Net Investment Income meets or exceeds 2.50% of our NAV in any calendar quarter; and

•20% of the amount of our Pre-Incentive Fee Net Investment Income, if any, that exceeds 2.50% of our NAV in any calendar quarter (10.00% annualized) is payable to the Advisor (that is, once the hurdle is reached and the catch-up is achieved, 20% of all Pre-Incentive Fee Net Investment Income thereafter is paid to the Advisor).
The incentive fee referenced in the table above is based on actual amounts of the income component of the incentive fee incurred during the three months ended October 31, 2021, annualized for a full year. See “Item 1. Report to Stockholders—Note 3 Related Party Transactions” in our Annual Report on Form N-CSR, filed on December 14, 2021.
(6)    “Interest payments on borrowed funds” represents dividends payable on our dividends payable on our $3.0 million of Series B Term Preferred Stock outstanding with a preferred rate equal to 6.6% per annum, dividends payable on our $23.0 million of Series C Term Preferred Stock outstanding with a preferred rate equal to 6.125% per annum, dividends payable on our $3.0 million of Series D Term Preferred Stock outstanding with a preferred rate equal to 6.0% per annum, and $35.0 million of Series E Term Preferred Stock outstanding with a preferred rate equal to 5.25% per annum, including underwriting discounts, commissions and offering expenses. We may incur, directly or indirectly, through one or more special purpose vehicles, indebtedness for borrowed money, as well as leverage in the form of preferred stock and other structures and instruments, in significant amounts and on terms that the Advisor and our Board deem appropriate, subject to applicable limitations under the 1940 Act. Any such borrowings do not include embedded or inherent leverage in CLO structures in which we invest or intend to invest or in derivative instruments in which we may invest.
(7)    “Other expenses” referenced in the table above is based on actual amounts incurred during the three months ended October 31, 2021, annualized for a full year.
(8)    “Total annual expenses” is presented as a percentage of net assets attributable to common stockholders, because the holders of shares of our common stock will bear all of our fees and expenses, all of which are included in this fee table presentation. The indirect expenses that will be associated with our CLO equity investments are not included in the fee table presentation, but if such expenses were included in the fee table presentation then our total annual expenses would have been 18.52%.
Example
The following example, required by the SEC, demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in us. In calculating the following expense amounts, we assumed we would maintain the leverage as set forth above and that our operating expenses would remain at the levels set forth in the table above.

	1 Year	3 Year	5 Year	10 Year
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return	$83	$241	$388	$715
*The example should not be considered a representation of future returns or expenses, and actual returns and expenses may be greater or less than those shown.  While the example assumes, as required by the SEC, a 5.0% annual return, our performance will vary and may result in a return greater or less than 5.0%. The incentive fee under the

Investment Advisory Agreement, assuming a 5.0% annual return, would either not be payable or would have an insignificant impact on the expense amounts shown above, and is therefore not included in the example. Also, while the example assumes reinvestment of all dividends at net asset value, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the dividend payment date, which may be at, above or below net asset value. See “Item 1. Report to Stockholders—Distribution Reinvestment Plan” in our Annual Report on Form N-CSR, filed on December 14, 2021 for additional information regarding our dividend reinvestment plan.
SENIOR SECURITIES
Information about our senior securities is shown in the following table as of the fiscal years ended October 31, 2021, October 31, 2020 and October 31, 2019, respectively.

Class and Year(7)	Total Amount Outstanding(1)	Asset Coverage Per $1,000(2)	Asset Coverage Per Unit(3)	Involuntary Liquidation Preference Per Unit(4)	Average Market Value Per Unit(5)
6.875% Series A Term Preferred Stock(6)
October 31, 2021	$21,316,500	3,148	78.71	$25.00	$25.15
October 31, 2020	21,316,500	2,946	73.64	25.00	23.72
October 31, 2019	21,316,500	3,151	78.78	25.00	25.46

6.60% Series B Term Preferred Stock
October 31, 2021	3,000,000	3,148	78.71	25.00	N/A

6.125% Series C Term Preferred Stock
October 31, 2021	23,000,000	3,148	78.71	25.00	25.22

6.00% Series D Term Preferred Stock
October 31, 2021	3,000,000	3,148	78.71	25.00	N/A
(1) Total amount of each class of senior securities outstanding at the end of the period presented.
(2) The asset coverage ratio for a class of senior securities representing indebtedness is calculated as the total assets, less all liabilities and indebtedness not represented by senior securities, divided by the aggregate amount of outstanding senior securities representing indebtedness. This asset coverage ratio is multiplied by $1,000 to determine the “Asset Coverage Per $1,000.”
(3) The Asset Coverage Per Unit is expressed in terms of a ratio per share of the aggregate amount of outstanding senior securities. When expressing in terms of dollar amounts per share, the asset coverage ratio is multiplied by the involuntary liquidation preference per unit of $25.
(4) The amount to which such class of senior security would be entitled upon the involuntary liquidation of the issuer in preference to any security junior to it.
(5) Average market value per unit for the Series A Term Preferred Stock and Series C Term Preferred Stock represent the average of the daily closing prices as reported on the Nasdaq Capital Market during the period presented. Not applicable to Series B Term Preferred Stock and Series D Term Preferred Stock because these senior securities are not registered for public trading.
(6) On November 10, 2021, the Company caused notices to be issued to the holders of the Series A Term Preferred Stock regarding the exercise of its option to redeem, if certain conditions were to occur, all of the issued and outstanding Series A Term Preferred Stock. On December 10, 2021, all outstanding shares of the Series A Term Preferred Stock were redeemed at 100% of their principal amount ($25 per Note), plus the accrued and unpaid dividends through December 9, 2021. The total amount of the redemption, plus accrued dividends, was $21,353,138.
(7) On December 8, 2021, the Company closed an underwritten public offering of 1,220,000 shares of Series E Term Preferred Stock at a public offering price of $25.00 per share, raising $30.5 million in gross proceeds. On December 15, 2021, the underwriters exercised their option to purchase an additional 180,000 shares of Series E Term Preferred Stock, raising an additional $4.5 million in gross proceeds.

PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS
Our common stock is traded on the Nasdaq Capital Market under the symbol “OCCI.” The following table sets forth, for each fiscal quarter during the last two fiscal years, the NAV per share of our common stock, the high and low sales prices for our common stock, such sales prices as a percentage of NAV per share and quarterly distributions per share.

	NAV Per Share(1)	Price Range		Premium (Discount) of High Sales Price to NAV(2)	Premium (Discount) of Low Sales Price to NAV(2)	Distribution per Share
Period		High	Low
Fiscal 2021
Fourth Quarter	$14.00	$14.53	$12.28	3.8%	(12.3)%	0.55(9)
Third Quarter	$14.07	$16.25	$13.14	15.5%	(6.6)%	0.54(8)
Second Quarter	$13.96	$17.63	$12.78	26.3%	(8.5)%	0.53(7)
First Quarter	$14.14	$14.60	$9.50	3.3%	(32.8)%	0.52(6)
Fiscal 2020
Fourth Quarter	$11.58	$11.30	$7.92	(2.4)%	(31.6)%	0.52(5)
Third Quarter	$10.94	$11.05	$7.20	1.0%	(34.2)%	0.52(4)
Second Quarter	$9.27	$16.69	$4.90	80.0%	(47.1)%	0.1734(3)
First Quarter	$15.92	$17.40	$14.65	9.3%	(8.0)%	0.170(3)
(1)Net asset value per share is determined as of the last day in the relevant quarter and therefore may not reflect the net asset value per share on the date of the high and low sales prices. The net asset values shown are based on outstanding shares at the end of each period.
(2)Calculated as the respective high or low intraday sales price divided by NAV.
(3)Represents the cash distributions payable per month in the specified quarter.
(4)This distribution was partially paid in shares of our common stock. Stockholders had until July 16, 2020 to elect whether to receive the distribution in cash (up to an aggregate maximum cash amount of 10% of the total distribution), excluding any cash paid for fractional shares, or in shares of the Company’s common stock. The distribution consisted of approximately $0.17 million in cash and 168,729 shares of common stock, or approximately 5.2% of the Company’s outstanding common stock prior to the distribution. The amount of cash elected to be received was greater than the cash limit of 10% of the aggregate distribution amount, therefore resulting in the payment of a combination of cash and stock to stockholders who elected to receive cash. The number of shares of common stock comprising the stock portion was calculated based on a price of $9.00 per share, which equaled the volume weighted average trading price per share of the Company’s common stock on the Nasdaq Capital Market on July 15, 16 and 17, 2020.
(5)This distribution was partially paid in shares of our common stock. Stockholders had until October 15, 2020 to elect whether to receive the distribution in cash (up to an aggregate maximum cash amount of 10% of the total distribution), excluding any cash paid for fractional shares, or in shares of the Company’s common stock. The distribution consisted of approximately $0.18 million in cash and 167,105 shares of common stock, or approximately 4.9% of the Company’s outstanding common stock prior to the distribution. The amount of cash elected to be received was greater than the cash limit of 10% of the aggregate distribution amount, therefore resulting in the payment of a combination of cash and stock to stockholders who elected to receive cash. The number of shares of common stock comprising the stock portion was calculated based on a price of $9.56 per share, which equaled the volume weighted average trading price per share of the Company’s common stock on the Nasdaq Capital Market on October 14, 15 and 16, 2020.
(6)This distribution was partially paid in shares of our common stock. Stockholders had until January 21, 2021 to elect whether to receive the distribution in cash (up to an aggregate maximum cash amount of 20% of the total distribution), excluding any cash paid for fractional shares, or in shares of the Company’s common stock. The distribution consisted of approximately $0.37 million in cash and 111,491 shares of common stock, or approximately 3.1% of the Company’s outstanding common stock prior to the distribution. The amount of cash elected to be received was greater than the cash limit of 20% of the aggregate distribution amount, therefore resulting in the payment of a combination of cash and stock to stockholders who elected to receive cash. The number of shares of common stock comprising the stock portion was calculated based on a price of $13.36 per share, which equaled the volume weighted average trading price per share of the Company’s common stock on the Nasdaq Capital Market on January 20, 21 and 22, 2021.

(7)This distribution was partially paid in shares of our common stock. Stockholders had until April 22, 2021 to elect whether to receive the distribution in cash (up to an aggregate maximum cash amount of 20% of the total distribution), excluding any cash paid for fractional shares, or in shares of the Company’s common stock. The distribution consisted of approximately $0.40 million in cash and 106,847 shares of common stock, or approximately 2.1% of the Company’s outstanding common stock prior to the distribution. The amount of cash elected to be received was greater than the cash limit of 20% of the aggregate distribution amount, therefore resulting in the payment of a combination of cash and stock to stockholders who elected to receive cash. The number of shares of common stock comprising the stock portion was calculated based on a price of $15.04 per share, which equaled the volume weighted average trading price per share of the Company’s common stock on the Nasdaq Capital Market on April 21, 22 and 23, 2021.
(8)This distribution was partially paid in shares of our common stock. Stockholders had until July 15, 2021 to elect whether to receive the distribution in cash (up to an aggregate maximum cash amount of 20% of the total distribution), excluding any cash paid for fractional shares, or in shares of the Company’s common stock. The distribution consisted of approximately $0.64 million in cash and 181,961 shares of common stock, or approximately 2.8% of the Company’s outstanding common stock prior to the distribution. The amount of cash elected to be received was greater than the cash limit of 20% of the aggregate distribution amount, therefore resulting in the payment of a combination of cash and stock to stockholders who elected to receive cash. The number of shares of common stock comprising the stock portion was calculated based on a price of $14.14 per share, which equaled the volume weighted average trading price per share of the Company’s common stock on the Nasdaq Capital Market on July 14, 15 and 16, 2021.
(9)This distribution was partially paid in shares of our common stock. Stockholders had until October 14, 2021 to elect whether to receive the distribution in cash (up to an aggregate maximum cash amount of 20% of the total distribution), excluding any cash paid for fractional shares, or in shares of the Company’s common stock. The distribution consisted of approximately $0.82 million in cash and 239,088 shares of common stock, or approximately 3.2% of the Company’s outstanding common stock prior to the distribution. The amount of cash elected to be received was greater than the cash limit of 20% of the aggregate distribution amount, therefore resulting in the payment of a combination of cash and stock to stockholders who elected to receive cash. The number of shares of common stock comprising the stock portion was calculated based on a price of $13.67 per share, which equaled the volume weighted average trading price per share of the Company's common stock on the Nasdaq Capital Market on October 13, 14 and 15, 2021.
* Not determinable at the time of filing.

STOCK PERFORMANCE GRAPH
This graph compares the return on our common stock from October 5, 2018 (the date our common stock commenced trading on the Nasdaq Capital Market) to October 31, 2021 with that of the Russell 2000 Index and the SNL U.S. RICs Index. The graph assumes that, on October 5, 2018, a person invested $100 in our common stock, the Russell 2000 Index and the SNL U.S. RICs Index. The graph measures total stockholder return, which takes into account changes in stock price and assumes reinvestment of all dividends and distributions prior to any tax effect.

Total Return Performance
$150.0
$125.0
$100.0
$75.0
$50.0
10/5/2018
10/31/2018
10/31/2019
10/31/2020
10/31/2021
OFS Credit Company
SNL U.S. RICs
Russell 2000

	October 31, 2018	October 31, 2019	October 31, 2020	October 31, 2021
OFS Credit Company	93.9	95.4	66.9	107.4
SNL U.S. RICs	96.4	108.5	83.6	141.0
Russell 2000	91.8	96.3	96.2	145.1
SOURCE: SNL Financial LC
The graph and other information under the heading "Stock Performance Graph" is "furnished" and shall not be deemed to be “soliciting material” or to be “filed” with the SEC or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Exchange Act and shall not be deemed incorporated by reference in any filing under the Exchange Act. The stock price performance included in the above graph is not necessarily indicative of future stock price performance.